SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 27, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, February 27, 2026 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA),informs that, within the framework of the capital increase through share subscription approved by the Shareholders’ Meeting held on October 30, 2019 and by the Board of Directors on January 20, 2021, for a total of 80,000,000 shares with a nominal value of ARS 1 and one vote per share, and 80,000,000 options granting the right to receive ordinary shares, reaching a maximum total of 160,000,000 shares to be issued in aggregate, as duly authorized by Resolution No. RESFC-2021-20968-2021 APN-DIR#CNV dated February 8, 2021, issued by the Argentine Securities Commission (the “CNV”), the Company has submitted to said authority a request for authorization to issue an additional 52,495,359 shares with a nominal value of ARS 10, required in the event that all currently outstanding options are exercised.

This request responds to the need to comply with the obligations undertaken by the Company and to the adjustments made to the conversion ratio pursuant to the option agreement dated April 29, 2021.

Accordingly, the public offering authorization granted by CNV Resolution No. RESFC-2026-23459-APN-DIR#CNV will allow for the proper and full exercise of the options currently outstanding, authorizing the public offering of 52,495,359 ordinary, book-entry shares, with a nominal value of ten pesos (ARS 10) each and one (1) vote per share, for the future exercise of the options previously authorized by Resolution No. RESFC-2021-20968-2021 APN-DIR#CNV dated February 8, 2021. This authorization is added to the balance of 34,513,586 ordinary shares authorized under the original resolution.

 It is hereby informed that, following the increase, the Company’s share capital authorized for public offering will amount, in the event that all options are exercised, to ARS 8,611,990,980, represented by 861,199,098 ordinary, book-entry shares, with a nominal value of ARS 10 each and one (1) vote per share.
 Below is a table showing the evolution of capital and the exercise of options as of November 2025:

IRSA	Shares (Nominal Value ARS 1)	Equivalent after Capitalization
		(Ratio 0.90780451) Nominal Value ARS 10
Post capital increase (2021)	658,676,460	597,949,464
Authorization of shares for warrant exercise	80,000,000	72,624,361
Authorized Capital	738,676,460	670,573,825
Issuance of bonus shares resulting from the Merger	152,158,215	138,129,914
Authorized Capital	890,834,675	808,703,739
Capital Evolution and Adjustments
Post capital increase (2021)	810,834,675	736,079,378
Shares issued upon warrant exercise
sep-21	30,741
nov-21	5,181
feb-22	7,483
may-22	1,473
sep-22	8,962
nov-22	6,875
feb-23	226,818
may-23	15,249
Total exercised prior to capitalization	302,782	274,867
sep-23		67,061
nov-23		401,518
feb-24		2,079,458
may-24		2,556,880
sep-24		5,433,980
nov-24		1,404,765
feb-25		9,401,756
may-25		4,821,130
sep-25		10,536,907
nov-25		1,132,453
Total shares issued upon exercise of options as of November 2025		38,110,775
Current Capital		774,190,153
Balance of shares authorized in 2021		34,513,586
Shares authorized by CNV in 2026		52,495,359
Final Capital*		861,199,098

Unexercised options		53,161,206
Current ratio		1,6367

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
February 27, 2026		Responsible for the Relationship with the Markets

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